SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Monthly Investor Update: Capacity, Cash Consumption and Liquidity

GOL maintains a solid liquidity position, with no significant debt maturities until 2024;

The Company meets growth in passenger demand by increasing capacity to a peak of 260 flights a day;

Reliable, low-cost, flexible and efficient operations positions the Company to advance its market leadership in Brazil.

São Paulo, September 10, 2020 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest domestic airline, today provides its Investor Update for the month of August. All information is presented in Brazilian Reais (R$). The information below is preliminary and unaudited.

Since the last update on July 31, 2020, GOL increased its capacity to an average of 190 flights a day in August to service the 20% improvement in demand for air travel relative to July. In the month, GOL’s consolidated gross sales were over R$500 million and average load factor was over 79%.

“GOL’s flexible and efficient operating model enables us to quickly add routes as demand for travel resumes by adjusting our network almost simultaneously,” said Paulo Kakinoff, CEO. “We also have the balance sheet discipline and sufficient liquidity to meet our debt obligations, finance our operations, accelerate profitable growth and assert our competitive advantage in the market.”

Management will continue to diligently maintain equilibrium in the Company's cash flow, matching resources to demand levels. Management believes GOL’s ability to execute on this is exceptional in the South American aviation market due to the following factors: its high efficiency structure composed predominantly of variable costs; its focus on domestic operations in Brazil; the continued support of its stakeholders and partners; and its use of a single aircraft type that provides for significant fleet and operational flexibility.

Added Kakinoff: “In the past six months, the global airline industry faced unparalleled challenges. GOL’s differentiated operating model, investments in technology, strong balance sheet and trust among our Customers gave us an exceptional advantage in meeting these challenges. Moments like these provide GOL with the opportunity to once again prove the resilience of its business model. We firmly believe that GOL will strengthen its position in the South American aviation market.”

Increasing GOL’s Flight Capacity to Meet Demand

GOL ended the month of August 2020 with a total fleet of 130 B737s. With 60 aircraft operating in its network, the planned re-opening of four bases and an increase in flights between São Paulo and Rio de Janeiro, flight operations increased 7% over July and were equal to 26% of the same month last year. During the month, GOL ramped up to a peak of 260 daily flights, increasing frequencies in its hubs in Guarulhos, Galeão and Brasília.

With an increase to approximately 300 flights per day, September 2020 operations should be near 40% of the September 2019 schedule. During this month, GOL will be operating 74 aircraft in the network and plans to re-open three more bases.

Through the end of August 2020, GOL reduced its fleet by nine Boeing 737 leased aircraft and plans to return an additional seven aircraft by year-end. The Company can reduce its fleet by up to another 30 aircraft in 2021-2022 if needed, with the flexibility to reduce further if demand is lower. Additionally, GOL reduced its 2020-2022 Boeing 737 MAX deliveries by 47 and plans to fully finance all aircraft capex and engine overhauls remaining in 2020.

GOL does not have aircraft financed in the capital markets, EETCs or finance leases. Its operating fleet is 100% leased and has received support from its partners in the form of deferrals, discounts, and variable power-by-the-hour payments on some aircraft. The agreements secured monthly lease payments in-line with the recovery of demand during 2020 and 2021 and won’t impair GOL’s post-pandemic cost structure with expensive deferral-only agreements. GOL also ensures the maintenance of its world-class fleet, important lessor relationships and market leadership as a reliable, low-cost and efficient airline.

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Monthly Investor Update: Capacity, Cash Consumption and Liquidity

Maintaining a Conservative Cash Forecast

GOL entered the COVID-19 crisis at a time when it had the strongest balance sheet among its peers in South America, as well as the lowest cost and most flexible business model. Since then, the Company has relentlessly focused on reducing costs, creating more cost and operational flexibility, and maintaining liquidity to fund operations.

GOL was the first and the only airline in South America to announce agreements to secure jobs for its 16,000 Employees, in addition to offering a Voluntary Leave Program and retirement that resulted in a total headcount reduction of approximately 1,000 people. These measures allowed the Company to protect jobs and match personnel costs to operations which provided significant variable cost flexibility to more efficiently ramp-up its network this year and next. For 3Q20, GOL expects to maintain personnel costs at 50% of pre-pandemic levels.

The matching of capacity to demand has always been a competitive differentiator of the Company’s fleet management. With improving visibility into the recovery, GOL’s current capacity planning scenario assumes +300% in 3Q20 over 2Q20 and +120% in 4Q20 over 3Q20, expecting to finish 2020 at 80% of its 2019 year-end domestic capacity, with significant flexibility to respond to prevailing demand trends.

On these conservative assumptions, the Company estimates that it has sufficient liquidity to finance its activities, expenses and debts. Based on GOL’s current liquidity levels, as well as its flexible labor contract and fleet management model, which enables GOL to continue to operate with the lowest and mostly variable cost structure among its peers, and its consolidated and concentrated network in Brazil, the Company believes it has a strong advantage relative to its direct competitors as the market recovers.

This competitive advantage is further evidenced by the actions of our stakeholders who have supported the Company during this global crisis. This has contributed to GOL management fully honoring its commitments with the global capital markets, including the previously announced amortization of its Unsecured 2022 bonds and more recently the full pay-down of the outstanding US$300 million market-held Term Loan B. We expect these actions will continue to define the Company, and we count on the continued support and trust of our stakeholders and partners investing in the recovery of the Brazilian market.

Delivering Cash Consumption as Planned

The month of August recorded a 28% growth over July in the search for GOL airline tickets. Because of this greater interest, the Company recorded a 34% increase in ticket sales, across all sales channels, when compared to July. With the addition of flights during the month, the revenue from passengers transported increased 19% over July, with better yield efficiency than competitors through GOL’s rational capacity management.

Excluding payments related to debt service, net cash consumption was R$6 million/day, which includes operating inflows (sales and receivables) of approximately R$14 million/day.

For the remainder of 2020 (September-December), assuming expected revenues, no ATL refunds, the results of agreements with Employees, lessors and suppliers, and that financial expenses are paid in full, the Company estimates a net cash consumption of approximately R$3 million/day.

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Monthly Investor Update: Capacity, Cash Consumption and Liquidity

Preserving the Company’s Balance Sheet Liquidity

As of August 31, GOL fulfilled its repayment obligations under the Term Loan B, its principal short-term debt, for US$300 million plus accrued interest, and ended the month with approximately R$2.1 billion in total liquidity. The average maturity of the Company's long-term debt after the Term Loan amortization, excluding aircraft leases and perpetual notes, is nearly four years.

“Going forward, we have no significant debt maturities until 2024,” stated Richard Lark, CFO. “This is a reflection of the Company’s commitment to strengthening its balance sheet over the last four years.”

In August 2020, the Company effected transactions on its fuel hedge portfolio, freeing up nearly R$300 million of margin deposits. Including the financeable amounts of deposits and unencumbered assets, GOL’s potential liquidity sources total over R$5 billion.

GOL’s performance during this pandemic is an affirmation of the work done on liquidity and the balance sheet over the last four years. The Company has continued to work on several initiatives with Employees, lessors, banks, suppliers, and the Brazilian Government.

Building Trust as Travel Resumes

During 1Q20 and 2Q20, the Company obtained the best rating on the Consumidor.gov.br portal, leading in the Solution Index, the Satisfaction Index and the Average Response Time. In response to the pandemic, GOL reinforced all of its procedures to ensure the Health and Safety of its Customers and Employees, with increased attention to the cleaning of aircraft, including the use of a hospital-grade disinfectant for the service galleries and all areas of intense use in the cabin and the cockpit. GOL’s aircraft have HEPA air filters, which eliminates 99.9% of particles such as bacteria, viruses and other impurities on board, allowing the circulation of purer air.

Prior to the COVID-19 pandemic, approximately 70% of GOL’s enplanements already took place without human interaction, as the Company made significant investments in technology in recent years. GOL’s flight app enables Customers to buy tickets, check in, check baggage and board, including with facial recognition. In July 2020, GOL launched a new service via WhatsApp, in which many of our Clients check-in without the need for human interaction, in addition to flight status queries, information regarding to the Covid-19 pandemic and reservation management, providing a simple and intelligent experience. Since the beginning of this pandemic, 95% of these processes at the Company have taken place without human contact.

GOL also equipped its Employees with gloves and masks, in addition to making alcohol-based gel available to the crew and Customers on the aircraft. The use of masks on board, mandatory as of May 10, was well accepted by Customers. As a result of our care towards our employee base and attention to health security, on average active GOL employees have tested positively for COVID-19 only once in every 1,129 flights, an astonishingly low rate, of which we are proud.

Kakinoff concluded: “Through our values of Service and Safety, our Customers are increasingly confident in flying. We are working on every front, from ticket purchase and customer service through boarding, in-flight services and arrivals, so that our passengers are comfortable with the entire flight experience.”

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Monthly Investor Update: Capacity, Cash Consumption and Liquidity

Key Metrics – August 2020 (preliminary and unaudited)

Liquidity	August/2020	∆ July/2020
Total liquidity Deposits Unencumbered assets	R$2.1 billion R$2.4 billion R$1.2 billion	-17% -1% -7%
Net Cash Burn¹	August/2020	∆ July/2020
Cash outflows Cash inflows Net cash burn	R$(20) MM/day R$14 MM/day R$(6) MM/day	-73% +19% -91%
Fleet	August/2020	∆ July/2020
Total (average) Grounded aircraft (average) Operating aircraft (average) Flights per day (average) Network destinations	130 70 60 190 (26% of 2019) 57 (21% of 2019)	- -3 +3 +7% +12%
Operating Results	August/2020	∆ July/2020
Seats (000) ASK (million) Load factor Consolidated gross sales (R$MM) Consolidated gross revenue (R$MM)	1,020 1,247 79% 523 293	+11% +18% +1.3 p.p. +27% +15%

1- Excluding payments related to debt service.

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Monthly Investor Update: Capacity, Cash Consumption and Liquidity

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Media Relations

Becky Nye, Montieth & Company
bnye@montiethco.com

+1 646 864 3517

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 16,000 highly skilled aviation professionals and operates a fleet of 130 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, “total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.